EXHIBIT 11(1)


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LAYNE CHRISTENSEN COMPANY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
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                                              Three Months Ended April 30,
                                                   1996         1995
Computation of Per Share Earnings
 (in thousands of dollars,
 except per share amounts)

Net income                                      $    1,103    $      646

Weighted average common shares outstanding       8,845,000     7,307,000
Dilutive stock options                              67,000        64,000
Primary weighted average common
 and dilutive equivalent shares outstanding      8,912,000     7,371,000
Additional dilutive stock options                  185,000        42,000
Fully diluted weighted average common and
 dilutive equivalent shares outstanding          9,097,000     7,413,000

Per share:
  Net income - primary                          $     0.12    $     0.09
  Net income - fully dilutive                   $     0.12    $     0.09
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